EXHIBIT 99.4

1980 Post Oak Blvd. Suite 2020 Houston, Texas 77056

NEWS RELEASE
OTCPK: GRAVF
Cusip: 38911X105
June 5, 2012

Gravis Oil Announces Revocation of Cease Trade Orders and
Re-filing of Continuous Disclosure Materials

Calgary, Alberta; June 5, 2012 – Gravis Oil Corporation, (the "Company" or "Gravis"), (OTCPK:GRAVF) announces that the Alberta Securities Commission, as principal regulator, and the British Columbia Securities Commission, have revoked the cease trade orders issued on September 7 and September 8, 2011, respectively (the "Cease Trade Orders"). The Cease Trade Orders were issued as a result of the Company's failure to file its annual audited financial statements, annual management's discussion and analysis, and certification of its annual filings for the year ended April 30, 2011 (the "Annual Disclosure"), and in British Columbia only, for failure to file its annual information form for the year ended April 30, 2011 (the "AIF"), which such filings were initially submitted in October 2011.

During the process of seeking the revocation of the Cease Trade Orders, the Company determined that revisions would be required to be made to the Annual Disclosure, the AIF and its Form 51-101F1 Statement of Reserves and Other Oil and Gas Information ("51-101F1").   As a result, the Company has re-filed its Annual Disclosure, and its AIF.  The re-filed materials include expanded disclosure with respect to the Company's business and financial performance, a more detailed discussion and analysis on the Company's operations during the year-ended April 30, 2011 and expanded disclosure with respect to events subsequent thereto. The revisions required of the April 30, 2011 audited consolidated financial statements were not of a material nature.

Gravis has also re-filed its 51-101F1 in order to provide a recognition of events subsequent to the preparation of its reserves report which was originally prepared by an independent qualified reserves evaluator in July 2011.  Certain significant factors and uncertainties not detailed in the September 23, 2011 filing of the 51-101F1 have been added and the 51-101F1 contains revisions to the resource reconciliation as well as a downward revision of certain contingent resources.

The Company is also filing its unaudited interim financial statements and the related management's discussion and analysis for the interim period ended January 31, 2012 at this time.

1980 Post Oak Blvd. Suite 2020 Houston, Texas 77056

Gravis is an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on heavy oil deposits with current operational emphasis on the Deerfield area of Western Missouri, U.S.A.

On behalf of the Board of Directors Jeffrey Freedman, Interim CEO and CFO Gravis Oil Corporation	1980 Post Oak Blvd. Suite 2020 Houston, Texas 77056

CONTACT:
Call: 877-235-9230
Or email Info@gravisoil.com

Forward-Looking Statements

This press release contains forward-looking information and statements including opinions, assumptions, estimates, expectations of future production performance and cash flow requirements.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Predictions of steam flood performance and future production rates are forward-looking statements.   Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information, which include the ability of the Company to raise sufficient capital to carry out its business plan, the risk of adverse market prices of both oil and natural gas, operational risks and geological risk.

These and other risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements, management discussion and analysis  and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements, management discussion and analysis  and Form 51-102F2 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.